DOCEBO INC.
(the “Company”)
Annual General Meeting of Shareholders Held on June 10, 2025
REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2025 Annual General Meeting of Shareholders of the Company held virtually on June 10, 2025. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated April 7, 2025, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	24,102,147	94.580%	1,381,257	5.420%
Alessio Artuffo	25,405,745	99.695%	77,659	0.305%
James Merkur	25,387,380	99.623%	96,024	0.377%
Kristin Halpin Perry	25,145,467	98.674%	337,937	1.326%
Steven E. Spooner	24,981,840	98.032%	501,564	1.968%
William Anderson	25,387,570	99.624%	95,834	0.376%
Trisha Price	25,466,388	99.933%	17,016	0.067%

2.APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
26,034,136	99.583%	109,007	0.417%

Dated this 10th day of June, 2025.

DOCEBO INC.
By:    /s/ Brandon Farber
Name: Brandon Farber
Title: Chief Financial Officer